UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 14, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Yahoo! Inc.

File No. 000-28018 – CF#32482

_____

        Yahoo! Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 7, 2015.

        Based on representations by Yahoo! Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13(N)	through	February 23, 2020
Exhibit 10.13(O)	through	February 23, 2020

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                        Brent J. Fields
                        Secretary